UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47646

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7-1-08 (MM/DD/YY) AND ENDING 6-30-09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MORTON CLARKE FU & METCALF, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

520 PIKE STREET, SUITE 2250
(No. and Street)

SEATTLE (City) WA (State) 98101-4013 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Susan Metcalf 206-676-6208
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JEFFREY M. WILSON, P.S.
(Name – *if individual, state last, first, middle name*)

15215 52nd Ave. S., #9 (Address) Tukwila (City) WA (State) 98188 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Susan Metcalf, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Morton Clarke Fu & Metcalf Inc, as of June 30, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Susan Metcalf
Signature

Treasurer / CFO
Title

Notary Public

JOSHUA POSTON NOTARY PUBLIC STATE OF IDAHO

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [ ] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

Jeffrey M. Wilson, P.S.
15215 52nd Ave. S. #9
Tukwila, WA 98188
(206) 285-1528 (f) (206) 282-2727 (T) jwilson@jeffwilsonps.com

Independent Auditor's Report

To the Board of Directors
Morton Clarke Fu & Metcalf Inc.

We have audited the accompanying statement of SIPC (The Securities Investor Protection Corporation) annual assessment payments of Morton Clarke Fu & Metcalf Inc. as of June 30, 2009. The statement of SIPC assessments is the responsibility of Morton Clarke Fu & Metcalf Inc.'s management. Our responsibility is to express an opinion on the statement of SIPC annual assessment payments based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of SIPC assessments are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of SIPC assessments. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of SIPC assessments. We believe that our audits provide a reasonable basis for our opinion.

The accompanying statement of SIPC annual assessments were prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission (17a-5(e)(4)) as a supplemental report with annual filing of audited financial statement.

In our opinion, the statement of SIPC annual assessments referred to above present fairly, in all material respects, for the year ended June 30, 2009 in conformity with accounting principles generally accepted in the United States of America.

Jeff M. Wilson

JEFF M. WILSON P.S.
Seattle, Washington
September 28, 2009

MORTON CLARKE FU & METCALF, INC.
SCHEDULE OF SIPC ANNUAL ASSESSMENTS
For the year ending June 30, 2009

	2009
Total Revenue - Applicable Period April 1, 2009 to June 30, 2009	$ 1,547,897
Deductions:	
Commissions Expense	65,171
Interest and Dividend Expense	3,623
Total Deductions	68,794
SIPC Net Operating Revenues	1,479,103
General Assessment at .0025	3,698
Payment Previously Made	150
Assessment Balance Due	$ 3,548

Payment previously made of $150.00 on January 9, 2009, mailed to Securities Investor Protection Corporation, Washington D.C.

MORTON CLARKE FU & METCALF, INC.

STATEMENT OF SIPC ASSESSMENTS

JUNE 30, 2009